Filed by KT Corporation

Pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended

Subject Company: KT Corporation

Commission File No. 001-14926

Date: January 21, 2009

Main items discussed at the “2009 CEO Conference”held on January 21, 2009 :

KT Corp. guidance for Fiscal Year 2009 after merger with KT Freetel :

A. Revenue: 19 trillion (KRW)

B. Operating Profit: 1.8 trillion (KRW)

C. EBITDA: 5 trillion (KRW)

D. CAPEX: 3.2 trillion (KRW)

All New KT KT-KTF Merger Announcement 2009. 1. 21

Table of Contents Transaction Summary 2 Proposed Timeline 3 Strategic Rationale 4 Immediate Impact 5 Cost Synergies 6 Further Opportunities 7 2009 Guidance 8 Highlights 1

Highlights
KT-KTF merger to lead fixed-wireless convergence
Dilution minimized through treasury shares and issuance of EB to NTT DoCoMo
Estimated increase in ’09 EPS : 70~80% (compared to ’08)
Expected effect : approx. cost reduction of 1.5% of combined sales
Quicker decision-making due to unified management

Transaction Summary
Merger Ratio (KT: KTF)   1:0.7192335
Use of treasury shares and EB issued for 60% of NTT’s
KTF shares to minimize dilution effect
Expected amount of treasury shares and new shares
Treasury shares used  :  60% of total treasury shares
New shares issued  :  less than 5%
Less than 287M
After Merger
Less than 5%
Dilution
Effect
273M
Total shares
issued
Before Merger
Total issued shares, number of treasury shares used, and new shares issued are subject to change during the process of the merger

Proposed Timeline
<Jan. 20>
<Feb. 5>
<Apr. 16>
<May 18>
<Mar. 27>
Resolution
of merger
Record
date
- EGM
- appraisal
rights period
begins
Appraisal
rights
period ends
Merger
date
The merger process is expected to last 4 months
The above schedule is subject to change due to government approval period and other issues

Representative telcos of OECD countries have achieved competitiveness through integrated fixed-wireless management
Single company : 11 countries including Italy
100% affiliated  : 11 countries including USA
Under 100% affiliated : 7 countries including Korea (Only three countries, including Ireland, have affiliates with lower ownership than Korea)
Strategic Rationale
Change in ownership structure
Country            Company Name
merged
merged
100% affiliated
merged
100% affiliated
2008
75% affiliated
100% affiliated
76% affiliated
51% affiliated
SBC, BellSouth (separate)
1998
Denmark          Tele Danmark
(TDC)
Switzerland      Swiss Telecom
Canada            Bell Canada
Italy                  Telecom Italia
USA                  AT&T
In China, 6 fixed-wireless companies were reorganized into 3 integrated fixed-wireless companies (2008)

Strategic Rationale
Lead convergence trend
Unify decision-making and stakeholder interest
Maximize resource efficiency
Minimized dilution through treasury shares
Enhanced corporate value through merger synergy
Higher EPS through full-scale wireless business
Unified customer care providing one-stop service
Develop convergence services
Provide competitive bundle products
Corporate Benefit
Shareholder
Benefit
Customer Benefit

Immediate Impact
Financial Benefits
Enhanced EPS through fixed-wireless business opportunities and merger synergies
(Excluding treasury shares: 70~80%, Inclusive: 110~120%)
2009 EPS comparison with 2008 KT stand-alone EPS
Cost Synergies
Cost savings of 1.5% of 2008 combined sales (3-year average)

Cost savings of 1.5% of combined sales (3-year average)
Cost Synergies
53%
23%
24%
Overhead
Y+0 Y+1 Y+2
Marketing
Network
79 84
39
172
9
11
147 147
147
(KRW
Billion)
197
240
398
Marketing cost
- Reduction of sales promotion / commissions through bundle
marketing
Network cost
– Reduction of outsourcing costs for wireless network maintenance
Overhead cost
– Integration of procurement, billing, call-centers, and R&D costs

Combined base of 20M fixed / 14M wireless subs
Reduced churn through full-scale bundling
Integrated distribution channel under unified
brand
Cross-selling through fixed-wireless distribution
channel
Develop fixed-wireless integrated products
Diversify service / product portfolio
Establish R&D infrastructure for diverse bundled
products and next-generation telecom services
Expand
Customer Contact
Point
Product
Diversification
Enhance
R&D Capacity
Expand
Customer Base
Further Opportunities

2009 Guidance Revenue OP EBITDA CAPEX 3.2 5 1.8 19 (KRW trillion)

Q&A Q&A

Important Information

In connection with its proposed merger with KT Freetel Co., Ltd., KT Corporation will file important documents with the United States Securities and Exchange Commission (the “SEC”), including a registration statement on Form F-4 and related documents. Investors are urged to carefully read all such documents when they become available because they will contain important information. Investors may obtain copies of the documents, when available, free of charge on the SEC’s website at www.sec.gov, as well as from KT Corporation on the Investor Relations section of its website at www.kt.com.

Forward-Looking Statements

This communication contains forward-looking information and statements about KT Corporation and its merger with KT Freetel Co., Ltd. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 are generally identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although KT Corporation’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of KT Corporation, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by KT Corporation, including on Form 20-F and on the Form F-4 that KT Corporation will file with the SEC. KT Corporation undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.